UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41333

LOCAFY LIMITED

(Registrant’s name)

246A Churchill Avenue, Subiaco Western Australia 6008, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 7, 2022, Locafy Limited (the “Company”) held a General Meeting of Shareholders at which meeting the Company’s shareholders approved a 1-for-20 reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”) and listed warrants (the “Warrants”), effective as of 11:00 a.m. (Australia time).

As a result of the Reverse Share Split, every twenty (20) issued and outstanding Ordinary Shares will be automatically combined into one (1) issued and outstanding Ordinary Share, without any change in the par value, and every twenty (20) issued and outstanding Warrants will be automatically combined into one (1) issued and outstanding Warrant. No fractional Ordinary Shares or Warrants will be issued as a result of the Reverse Share Split. Any fractional Ordinary Shares or Warrants that would otherwise have resulted from the Reverse Share Split will be rounded up to the next whole number. Pursuant to the Australian Corporations Act 2001 (Cth), the Company is not limited in the authorized share capital that may be issued nor is it required to amend its Constitution as currently in effect to effectuate the Reverse Share Split under Australian law.

The Reverse Share Split will reduce the number of Ordinary Shares issued and outstanding from 20,528,803 Ordinary Shares to approximately 1,026,440 Ordinary Shares and from 1,454,546 Warrants to approximately 72,728 Warrants, subject to adjustment for the rounding up of fractional shares and Warrants. The Reverse Share Split will also reduce the number of unlisted warrants from 87,272 unlisted warrants to approximately 4,364 unlisted warrants and 2,384,888 performance rights issued under the Company’s Incentive Performance Rights Plan into 119,244 performance rights. Proportionate adjustments will be made to the per share exercise price and the number of shares that may be purchased upon exercise of outstanding of Warrants, unlisted warrants and performance rights issued by the Company.

The Ordinary Shares and Warrants will begin trading on a reverse share split-adjusted basis on The Nasdaq Capital Market on December 8, 2022. The trading symbols for the Ordinary Shares and the Warrants will remain “LCFY” and “LCFYW”, respectively. The new CUSIP number for the Ordinary Shares following the Reverse Share Split is Q56120134 and the new CUSIP number for the Warrants following the Reverse Share Split is Q56120142.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOCAFY LIMITED

Date: December 7, 2022	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer